Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: March 10, 2004

     On March 10, 2004, Sanofi-Synthelabo issued the following press release.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

* * * *

Investor Relations	Paris, March 10th, 2004

Jean-François Dehecq, Chairman and Chief Executive Officer of Sanofi-Synthelabo will present the Group comments on Aventis1 “Note d’information en réponse” (official response) to the share and cash offer on Aventis shares at a meeting for financial analysts, institutional investors and journalists :

Thursday March 11th, 2004 at 14h30 Paris time (GMT+1)
(1:30 p.m. London time — GMT)

HOTEL D’EVREUX
19 Place Vendôme – 75001 PARIS

The meeting will be conducted in French with simultaneous English translation

The presentation will be accessible on our website : www.sanofi-synthelabo.com

It will be possible to participate in the conference by dialing the following numbers 10 minutes before the conference starts:

France :	0 800 945 127/0 800 945 126	code : ocean
United Kingdom :	0 800 917 08 64/0 800 358 23 39	code : ocean
USA :	1 800 257 70 63	code : ocean
Germany :	0 800 101 19 65	code : ocean

1)	Registered with AMF on March 4th, 2004 under number 04-135

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe	US
Tel : + 33 1 53 77 45 45	Tel. : 1 212 551 42 93
Fax : + 33 1 53 77 42 96	Fax : 1 212 551 49 92

Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthélabo.

In accordance with article 7 of COB regulation n° 2002.04, this press release was transmitted to “Autorité des Marchés Financiers” before its release.